FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

Rosenwald, M.D.,        Lindsay                    A.
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   (Last)               (First)                 (Middle)

c/o Paramount Capital, Inc.
787 Seventh Avenue, 48th Floor
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                                    (Street)

  New York                 NY                   10019
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

AVAX Technologies, Inc. (AVXT)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

July 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             [X]   10% Owner
   [ ]   Officer (give title below)           [ ]   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)
   [X]  Form filed by One Reporting Person
   [ ]  Form filed by More than One Reporting Person

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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
                                                                                                                          By The
                                                                                                                          Aries
Common Stock                          7/10/98        J(1)     V      116,969     A      N/A(1)   1,619,089(3)   I         Trust(2)
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                                                                                                                          By Aries
                                                                                                                          Domestic
                                                                                                                          Fund,
Common Stock                          7/10/98        J(1)     V      50,129      A      N/A(1)   1,619,089(3)   I         L.P.(2)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
N/A
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
Explanation of Responses:

(1) Dr. Rosenwald acquired shares of Common Stock, par value $.004 per share ("Common Stock") pursuant to the contractual reset provision of lock-up agreements entered into by the Issuer with each of The Aries Trust, A Cayman Island Trust (the "Trust") and Aries Domestic Fund, L.P. (the "Partnership, and together with the Trust, the "Funds"). In consideration of the agreement of the Funds to extend the lock-up period with respect to their shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock, par value $.01 per share ("Series B Preferred Stock"), each of the Funds became subject to an additional "Reset Event", such that the Issuer became obligated to issue additional shares of Common Stock to the Funds in the event that the average closing bid price of the Common Stock for the 30 consecutive trading days immediately preceding July 10, 1998 was less than $5.175 per share (135% of the then applicable conversion price). The 30 consecutive trading day average for the Common Stock was, in fact, approximately $3.15. Accordingly, each of the Funds became entitled to receive approximately 16.7 additional shares of Common Stock for each share of Series B Preferred Stock that they owned as of July 10, 1998, without payment of additional consideration.

(2) Securities beneficially acquired represent shares of Common Stock issued to the Trust and the Partnership, respectively. Paramount Capital Asset Management, Inc. ("Paramount Capital"), of which Dr. Rosenwald is the sole shareholder, is the General Partner of the Partnership and also serves as the investment manager to the Trust. Dr. Rosenwald may be deemed to have voting and investment control over the securities of the issuer owned by the Trust and the Partnership under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Paramount Capital and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Trust and the Partnership, except to the extent of their pecuniary interest therein.

(3) See Attachment A.


/s/ Lindsay A. Rosenwald, M.D.                               August 10, 1998
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** Signature of Reporting Person                                  Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


                                  Page 2 of 2
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                                  Attachment A


Securities beneficially owned by Dr. Rosenwald include the following:

1. 512,492 shares of Common Stock owned directly by Dr. Rosenwald, 17,000 shares of Common Stock issuable upon exercise of Bridge Placement Warrants owned directly by Dr. Rosenwald and 320,949 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock issuable upon exercise of Series B Placement Warrants owned directly by Dr. Rosenwald.

2. 42,775 shares of Common Stock owned by June Street Corporation and Huntington Street Corporation, of which Dr. Rosenwald is the sole proprietor.

3. 199,314 shares of Common Stock owned by Dr. Rosenwald's wife and trusts in favor of his minor children. Dr. Rosenwald disclaims beneficial ownership of such shares.

4. 228,348 shares of Common Stock owned directly by The Funds, as well as an aggregate of 298,211 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held directly by the Funds or issuable upon exercise of Series B Placement Warrants and Bridge Placement Warrants held by the Funds. Dr. Rosenwald disclaims beneficial ownership of such shares owned by the Funds, except to the extent of his pecuniary interest, if any.